March 23, 2026

Shuang Wu
Chief Executive Officer
WORK Medical Technology Group LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District , Hangzhou City , Zhejiang Province
The People   s Republic of China

       Re: WORK Medical Technology Group LTD
           20-F filed January 30, 2026 File No. 001-42256
Dear Shuang Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services